

January 25, 2011

Ms. Pamela Dawn Tesluck
President and Chief Executive Officer
Yukonic Minerals Corp.
593 Polson Avenue
Winnipeg, MB R2W 0P1

> **Re: Yukonic Minerals Corp.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2010**
> **File No. 333-171470**

Dear Ms. Tesluck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement in the first risk factor on page 7 that you face the risk of being "unable to complete [y]our business plan." Please review and revise your filing to avoid the implication that your business plan is complete. On the outside front cover page of your prospectus, prospectus summary, description of business and plan of operation sections, please clearly state that you have not yet completed your business plan.

2. Please explain to us each of the following items:

    - who prepared the registration statement;
    - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
    - who created the business plan which is described; and
    - how and when Pamela Dawn Tesluck (your sole officer and director) first became affiliated with Yukonic Minerals Corp.

We may have additional comments based on your responses.

3. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, please describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

    - Ms. Tesluck;
    - named legal counsel;
    - those responsible for Ms. Tesluck's connection with Yukonic Minerals Corp.; and
    - any others who participated in the preparation of the prospectus disclosure in the registration statement.

    For example, we note that named legal counsel was involved in Amarok Resources, Inc., a development stage company incorporated on October 2008 intending to start a spa center in the Ukraine which underwent a change in shell company status on February 2010 and is subsequently involved in the exploration of minerals. We also note that legal counsel has also been involved in several recent development stage company submissions with the Commission, such as Lyons Liquors Inc. and Indigo International, Corp. As appropriate, please address these and all other recent and/or relevant filings in your response.

4. Also, if any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

5. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, please confirm to us that Ms. Tesluck did not agree to purchase Yukonic Mineral Corp's shares or to serve as an officer or director of Yukonic Mineral Corp. at least in part due to any plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Please also confirm that she has no such present intention, if true.

6. Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Outside Front Cover Page of Prospectus

7. Please revise to include the registrant's name. Please see Item 501(b)(1) of Regulation S-K.

8. Please state prominently on the outside front cover page of your prospectus that you are an exploration stage mining company without sufficient capital for operations, no current plan to begin operations and that your auditors have issued a going concern opinion. Please also state that you will not receive any of the proceeds from this offering.

Outside Back Cover Page of Prospectus

9. Please revise to include the dealer prospectus delivery obligation. Please see Item 502(b) of Regulation S-K.

Summary, page 5

10. Please revise your heading to make clear, and include any additional information that is necessary, that the information presented is a brief overview of the key aspects of the offering. Specifically, please revise to disclose that:

    *   the property covered by the Ram claim does not contain any substantiated mineral deposits or reserves of minerals;
    *   additional exploration of the property is required before making any determination as to whether any commercially viable mineral deposit may exist;
    *   significant financing is required to undertake this additional exploration; and
    *   you have no current plans for obtaining this financing.

    Please also provide this information on the outside front cover page of your prospectus. Please see the instruction to Item 503 of Regulation S-K. In addition, please delete the defined terms in the first sentence of this section as the meanings are clear from their context.

11. We note your statements in the second paragraph of this section that "[you] are an exploration stage mining company engaged in the acquisition and exploration of mineral properties and to date [you] have received no revenues from [y]our operations" and "[you] will continue to be dependent on additional financing in order to maintain [y]our operations and continue with [y]our exploration activities." Please revise to clarify here and throughout your prospectus that you have not commenced operations and that you

have primarily undertaken only organizational activities.   Please also provide this disclosure on the outside front cover page of your prospectus.

12. We note your disclosure at the bottom of page 12 and the third to last paragraph on page 14 that you currently have 1,350,000 shares of common stock issued and outstanding. We further note your disclosure in the third to last paragraph on page 5 that "350,000 shares of [y]our common stock are issued and outstanding as of the date of this prospectus." Please clarify or revise.

Risk Factors, page 6

13. Mitigating language is not appropriate for your risk factor discussion. We note the second risk factor on page 7 stating "We believe that we have sufficient funds to enable us to complete the initial phase of the exploration program on the property, as recommended by our consulting geologist, which is estimated to cost approximately $20,000." Please delete this statement. This comment also applies to several other risk factors, including the following:

- "While our planned exploration program budgets for regulatory compliance…," page 8; and
- "While we have obtained a geological report with respect to the property covered by our Ram claim…," page 8.

Sales of a Substantial Number of Shares of our Common Stock…, page 10

14. We note your statement that "[w]hen this registration statement is declared effective, the selling stockholders may be reselling up to 37.86% of the issued and outstanding shares of [y]our common stock." We further note your disclosure in your Selling Shareholder section that you are registering 350,000 shares of common stock for your selling shareholders and that you currently have 1,350,000 shares of common stock outstanding. It appears that your selling shareholders may be reselling up to 25.93% of the issued and outstanding shares of your common stock. Please clarify or revise.

Our Stock is a Penny Stock…, page 10

15. We note your statement that "[you] currently plan to have [y]our common stock quoted on the OTC Bulletin Board." Please revise to remove the implication that your shares will be traded on the OTC Bulletin Board since there is no assurance that you will be successful. Please review your entire filing for compliance with this comment. For example, and not as an exhaustive list, please also revise:

- the third to last paragraph on page 11; and
- the second sentence of your Plan of Operation section on page 24.

In this regard, please revise the captions in the two prior risk factors on this page to delete the implication that you have a trading market, public or otherwise. This comment also applies to your disclosure on page 22.

Determination of Offering Price, page 11

16. We note your statement on page 3 that "[t]he selling shareholders will sell [y]our shares at $0.05 per share until [y]our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." We further note your statement in this section that "[t]he selling stockholders may offer their shares through public or private transactions, on or off OTCBB, at prevailing market prices, or at privately negotiated prices." Please clarify or revise.

Selling Shareholders, page 11

17. We note the first sentence on page 12 stating that your selling shareholder table "provides… information regarding the beneficial ownership of [y]our common stock held by each of the selling shareholders" and the first sentence in the last paragraph on page 12 that "[t]he named party beneficially owns and has sole voting and investment power over all shares or rights to these shares." To the extent any of your selling shareholders are also beneficial owners, please update your beneficial ownership table on page 28. Alternatively, please delete these statements.

18. We note footnote one to your selling shareholder table disclosing Pamela Dawn Tesluck's executive officer and director positions. To the extent Ms. Tesluck is a selling shareholder, please update your selling shareholder table accordingly. Alternatively, please delete this footnote.

Plan of Distribution, page 13

Manner of Sale, page 13

19. We note your disclosure in this section. Please clarify how and when these methods of sales will be applicable to the shares of common stock being registered in this transaction.

Description of Securities, page 14

20. We note your statement that "[h]olders of [y]our common stock representing one-percent (1%) of [y]our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of [y]our stockholders." Please reconcile this statement with Section 2.7(a) of your Bylaws.

Description of Business, page 15

General, page 15

21. Please disclose the following information for each of your properties:

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

22. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties including the source of power and water for your property and any infrastructure located on your property.

23. Please provide your form and year of organization. Please see Item 101(h)(1) of Regulation S-K.

24. We note your statement that "[t]he Ram claim cannot be mined but can be eventually staked into claim, if it is kept in good standing." Please enhance your disclosure as to the process involved in keeping your Ram claim in "good standing."

25. We note your statement in the first paragraph on page 16 that "[you] have determined to proceed with the first phase of this recommended exploration program. The estimated cost of this exploration program is $15,000."   We further note your statement in other areas of your filing, such as in the last paragraph on page 19 and the first table on page 20, indicating that the total for phase one is $20,000. Please clarify or revise. In addition, please indicate the source of your geological report and indicate whether it was obtained from an unaffiliated third party.

Acquisition of Our Whitehorse Ram claim, page 16

26. Please indicate whether Oro Quest was an unaffiliated third party at the time you entered into the agreement.

Access, Climate, and Physiography, Local Resources and Infrastructure of Our Ram claim, page 16

27. We note your disclosure in the last paragraph of this section. Please use plain English to convey material technical details as needed.   Please also consider removing excessive detail that does not contribute to a material understanding of your business and proposed mine. This comment also applies to the Geology of Our Ram claim section and the first sentence of the Our Planned Exploration Program section on page 19.

28. We note you state there are small scale maps located on pages 17 and 18 of your filing, yet we are unable to view the maps. Please advise or revise.

Our Planned Exploration Program, page 19

29. Please tell us how you determined your exploration plan and, if developed by a consultant, please disclose the name of the consultant and file their consent as an exhibit to the registration statement. In this regard, we note to your "consulting geologist" on page 7.

30. We note your statement that you plan to commence phase one of your exploration program "in Spring 2011 depending on the availability of personnel and equipment." Please specify to what extent availability of personnel and equipment will impact your commencement of phase one (e.g., whether this could delay phase one until Summer 2011 or Fall 2011).

31. Please substantially revise this section to explain in greater detail the steps you intend to take to conduct each of these phases and the timeframe necessary for completing each phase. In this revised discussion, please also provide for the anticipated $12,000 in total expenditures for the next 12 months which you discuss on page 24.

32. We note your statement in the first paragraph on page 21 that "[yo]ur Board of Directors will make a determination whether to proceed with the third phase of the recommended work program only upon completion of phase two. In completing this determination [you] will make an assessment as to whether the results are sufficiently positive." Please clarify the type and nature of "sufficiently positive" results you will seek in making the determination to proceed with phase three.

33. We note your statement that you "have not chosen anyone specific to conduct exploration work on the property" and that you "intend to choose a geologist recognized in the

Yukon Territory who has had experience working in the regional area of the property."
Please specify when and how you intend to select this geologist with a view to providing
investors a better understanding of your timeframe in commencing phase one.

34. Please enhance your disclosure of the "Contingency" components of phases one and two
to clarify why you have allocated $1,800 and $5,000 in phases one and two, respectively,
and the types of costs you anticipate may arise.

Compliance with Governmental Regulation, page 21

35. We note your disclosure in the last paragraph of this section that costs associated with
"[a]dditional approvals and authorizations" are "impossible to assess." Please enhance
your disclosure of your three phases to provide for the cost(s) of governmental approval
and/or authorizations associated with each phase. To the extent governmental approval is
necessary for commencing phase one and you have not yet received approval, please
discuss the status of this approval within the government approval process. Please see
Item 101(h)(4)(viii) of Regulation S-K.

36. Please disclose the exploration and mining permit requirements for companies operating
in the Yukon Territory. Include in your overview the permits required to explore or mine,
any fees or bonding requirements necessary to explore or mine, the Government agencies
responsible for any applicable permits, and a discussion pertaining to the time frame to
obtain any permits or approvals to explore or mine.

Employees, page 21

37. We note your statement that you "*intend* to retain independent geologists and
consultants" [emphasis added]. We further note your reference to a recommendation by
your consulting geologist in the second risk factor on page 7. To the extent you have
retained a consulting geologist, please clearly and consistently state so and update your
disclosure to provide the terms of your agreement with this consulting geologist.

Offices, page 22

38. We note your disclosure that Ms. Tesluck currently provides your office space to you
"free of charge." We further note your disclosure on page 25 that you incurred $7,072 in
"office and general fees." Please clarify the nature of these office and general fees. If
Ms. Tesluck currently provides office space, please clarify whether this space is part of a
residence or an employer's location. To the extent this space is part of an employer's
location, please state whether the employer is aware and approves of this activity.

Market for Common Equity and Related Stockholder Matters, page 22

Market Information, page 22

39. We note your statement that "[you] have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities." We further note statements throughout your filing, such as on pages 10 and 24, that you intend to obtain a trading symbol to trade your share over the OTC Bulletin Board. Please clarify or revise.

OTC Bulletin Board Qualification for Quotation, page 23

40. We note your statement that "[b]ased upon [y]our counsel's prior experience, [you] anticipate that after this registration statement is declared effective, it will take approximately 2 - 8 weeks for the NASD to issue a trading symbol and allow sales of [y]our common stock under Rule 144." Please:

- elaborate on your counsel's "prior experience" and involvement with companies similar to yours;
- provide the basis for your counsel's belief for this 2-8 week timeframe; and
- explain how sales of your common stock under Rule 144 are relevant to effectiveness of your registration statement and issuance of a trading symbol.

41. We note your statement that "350,000 shares of [y]our common stock held by non-affiliates and 1,000,000 shares of [y]our common stock [are] held by affiliates…" and that "[a]ll of [y]our shares held by affiliates and shares not being registered in this registration statement will be subject to the resale restrictions of Rule 144." We further note your disclosure on pages 27 and 28 that Ms. Tesluck owns the 1,000,000 of the 1,350,000 shares issued and outstanding. To the extent other affiliates hold your shares, please clearly and consistently state so. Alternatively, please revise the second paragraph of this section to indicate that only one affiliate, Ms. Tesluck, holds 1,000,000 shares of your common stock.

Holders, page 24

42. Please reconcile the number of holders in this section with your disclosure in the third to last paragraph on page 14.

Plan of Operation, page 24

43. We note your statements that "[a]s of September 30, 2010 [you] had cash reserves of $17,457" and that "[you] anticipate that [y]our cash and working capital will not be sufficient to enable [you] to complete phase one of [y]our exploration program and to pay for the costs of this offering and [y]our general and administrative expenses for the next

12 months." We further note your disclosures on page 24 that your anticipated costs for the next twelve months are $12,000, on page 20 that phase one of your exploration program amounts to $20,000 and on page 14 that expenses associated with this offering amount to $43,000. Please clarify how you intend to manage each of these amounts given your current cash reserves. Please also itemize how your cash reserves will be allocated among your anticipated costs for the next twelve months, phase one of your exploration program and payment of the expenses associated with this offering.

44. Similarly, we note your statement in the second risk factor on page 7 that "[you] believe that [you] have sufficient funds to enable [you] to complete the initial phase of the exploration program on the property, as recommended by [y]our consulting geologist, which is estimated to cost approximately $20,000." Please explain your plan to complete this initial phase of exploration given the expenses of this offering.

Expenses, page 25

45. We note that from inception on May 26, 2010 to September 30, 2010, you have incurred professional fees of $42,155. Please enhance your disclosure to specify the purpose of these professional fees.

Future Financings, page 25

46. We note your statement that "[t]here is no assurance that [you] will achieve any additional sales of [y]our equity securities or arrange for debt or other financing to fund our planned exploration activities." We further note your statement in the penultimate paragraph on page 24 that "[you] believe that debt financing will not be an alternative for funding additional phases of exploration as [you] do not have tangible assets to secure any debt financing." Please clarify or revise.

Directors, Executive Officers, Promoters and Control Persons, page 26

47. Please state Ms. Tesluck's term of office as director. Please also provide information regarding Ms. Tesluck's specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director. Please see Items 401(a) and (e)(1) of Regulation S-K.

48. We note your disclosure that Ms. Tesluck is your sole officer and director. Please revise the risk factors on page 9 and the first and last paragraph on page 21 to reflect this fact and to remove any implication that you have several officers and directors.

Legal Proceedings, page 26

49. We note your disclosure of legal proceedings in this section is limited to five years. Please note that the disclosure required by Item 401(f) of Regulation S-K requires such

disclosure for the past ten years with respect to your director and executive officer, which differs from the five year period called for by paragraph (g) of such Item.

Executive Compensation, page 27

Summary Compensation, page 27

50. We note your disclosure in the first sentence on page 27 that the compensation table reflects information as of your latest fiscal year ended, September 30, 2010. We further note the third column of your compensation table states "Salary FY 2009." Please clarify or revise.

Security Ownership of Certain Beneficial Owners and Management, page 27

51. We note your statement that "[u]nless otherwise indicated in the footnotes to this table… each of the shareholders named in this table has sole or shared voting and investment power…" We further note there are no footnotes to your beneficial ownership table. Please clarify or revise.

Certain Relationships and Related Transactions, page 28

52. We note your statement in this section that "[a]ny infusions or loan advances to the company since inception by Pamela Dawn Tesluck are payable at 5% or on demand." We further note your statement in Note 5 on page F-9 that "[t]he Company has received $45,224 as a loan from a related party. The loan is payable on demand and without interest." Please clarify or revise. To the extent this loan is in writing, please file it as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

53. Please provide the information required by Item 404 of Regulation S-K for the loan made by Ms. Tesluck.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 28

54. Please reconcile your disclosure in this section with Article IX of your Bylaws. Similarly, please reconcile your disclosure in the Indemnification of Directors and Officers section with Article IX of your Bylaws.

Part II Information Not Required in the Prospectus, page 30

55. Please describe the $2,498.75 in estimated costs that comprise part of the expenses of this offering. Please see Item 511 of Regulation S-K.

Recent Sale of Unregistered Securities, page 31

56. We note your disclosure that on September 30, 2010 "the Company had issued 1,000,000 founder's shares at $0.001 per share for net funds to the Company of $1,000 and had issued 350,000 common stock at $0.01 per share." Please provide the exemption from registration claimed and briefly state the facts relied upon to make the exemption available. Please see Item 701(d) of Regulation S-K.

Undertakings, page 32

57. Please revise paragraphs 1(a)-(c) to conform to the language required by Item 512(a)(1)(i)-(ii) of Regulation S-K.

Exhibit 5.1

58. Please clarify in the first sentence of the opinion that Dean Law Corp. has acted as counsel to the company

59. We note the first sentence that the legal opinion pertains to the "following conclusions regarding the above offering." Please provide a reference to this registration statement.

60. Please revise the penultimate sentence in paragraph one to provide for the correct year in which the Articles of Incorporation were filed.

Exhibit 10.1

61. Please file Exhibit A to this agreement.

Signatures, page 33

62. The registration statement must also be signed by Ms. Tesluck in her capacities of your principal financial officer and your controller or principal accounting officer. Please see Instruction 1 to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Coleman at (202) 551-3610 if you have questions on the engineering comments. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Dean Law Corp.